November 27, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3010

Attention: Ms. Kristi Marrone and Mr. Jeffrey Lewis

RE:	Sterling Real Estate Trust
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 15, 2019
File No. 000-54295

Dear Ms. Marrone and Mr. Lewis:

On behalf of Sterling Real Estate Trust, a North Dakota real estate investment trust (the “Trust”), and with the Trust’s permission, we are responding to the comments contained in correspondence from Ms. Kristi Marrone and Mr. Jeffrey Lewis dated November 15, 2019 (the “Comment Letter”) to the Trust’s Form 10-K for the Fiscal Year Ended December 31, 2018, filed on March 15, 2019  (the “Form 10-K”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

Form 10-K for the year ended December 31, 2018

Estimated Value of Shares/Units, page 52

Comment 1.

We note your disclosure of the methodologies used to determine the estimated fair value of your shares in 2018 and 2017. We refer you to our comment letter dated April 27, 2017 in which we asked you to clarify that 1) the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and 2) the value may not be indicative of the price you would get for selling the assets in their current condition. Consistent with your response letter dated May 18, 2017 , please confirm that you will revise all future periodic filings to include these disclosures.

Response 1.

The Trust will expand its disclosure in future filings to include the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and 2) the value may not be indicative of the price we would get for selling our assets in their current condition.

Securities and Exchange Commission

November 27, 2019

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton
Philip T. Colton